Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Adv. Odeya Brick-Zarsky and Adv. Dr. Hadas Aharoni-Barak, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 13, 2017 at 10:30 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra’anana 4366516, Israel and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSALS 2 THROUGH 8 AS SET FORTH ON THE REVERSE.

VOTES CAST FOR PROPOSALS 2, 6 AND 7 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL, AS APPLICABLE.

FOR INFORMATION REGARDING THE DEFINITION OF “CONTROLLING SHAREHOLDER” OR “PERSONAL INTEREST,” SEE THE DISCUSSION IN THE “REQUIRED VOTE” SECTION OF EACH RESPECTIVE ITEM OF THE PROXY STATEMENT. FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

August 13, 2017

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.
↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSALS 2 THROUGH 8 BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

Pursuant to Israeli law, In order to ensure specific majority requirements we are required to ask you if you have a personal interest or are a controlling shareholder with respect to Proposals 2, 6 and 7, as applicable. For information regarding the definitions see the discussion in the “Required Vote” section of each respective item in the proxy statement.

1.	To re-elect six directors for terms expiring at the Company’s 2018 Annual General Meeting of Shareholders.

NOMINEES:
		FOR	AGAINST	ABSTAIN
	HAIM MER	☐	☐	☐

	ROGER CHALLEN	☐	☐	☐

	TZVIKA FRIEDMAN	☐	☐	☐

	STEVEN J. GLUSBAND	☐	☐	☐

	YAACOV GOLDMAN	☐	☐	☐

	ADI ORZEL	☐	☐	☐

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fourth three-year term and to approve her terms of service.	☐	☐	☐
		YES	NO
	In connection with the re-election of Ms. Trivaks as an outside director, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder).	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

		FOR	AGAINST	ABSTAIN
3.	To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders.	☐	☐	☐

4.
To ratify the authorization of the Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to its Memorandum and Articles of Association.
		☐	☐	☐

5.	To approve the extension of the period in which options can be granted under the Company’s 2006 Option Plan.	☐	☐	☐

6.	To approve a change in the terms of employment of Mr. Alon Mualem, the Company’s Chief Financial Officer and Interim Chief Executive Officer.	☐	☐	☐
		YES	NO
	In connection with approval of a change in the terms of employment of Mr. Alon Mualem, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.	☐	☐
		FOR	AGAINST	ABSTAIN
7.
To approvea private placement by the Company to: (1) certain of the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., including Mr. Tzvika Friedman, a member of the Board of Directors, and Mr. Kobi Ram, the CEO of Vexigo Ltd., (2) Mr. Haim Mer, Chairman of the Board, (3) Mr. Roger Challen, a member of the Board of Directors, and (4) Lior Salansky, a former CEO.
		☐	☐	☐
		YES	NO
	In connection with approval of the private placement, please indicate whether you are a controlling shareholder or have a personal interest in the approval of the Proposal.	☐	☐
		FOR	AGAINST	ABSTAIN
8.
To ratify and approve the reappointment of Kost Forer Gabbay & Kaslerer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2017, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.
		☐	☐	☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:

Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who Is registered first In the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer Is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.